

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Kelly Steckelberg
Chief Financial Officer
Zoom Video Communications, Inc.
55 Almaden Boulevard
6th Floor
San Jose, CA 95113

> **Re: Zoom Video Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2022**
> **Filed March 7, 2022**
> **Form 10-Q for the Quarterly Period Ended July 31, 2022**
> **Filed August 24, 2022**
> **File No. 001-38865**

Dear Ms. Steckelberg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2022

Item 1A. Risk Factors
Risks Related to Our Business and Our Industry
Our security measures have been compromised in the past..., page 19

1. We note that given the nature of your business and operations, your products and services are subject to vulnerabilities and critical security defects. Please revise to disclose the nature of the board of directors' role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board's leadership structure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 44

2.   We note that revenue growth rates were 55% and 326% for fiscal 2022 and 2021, respectively and 9.9% and 355% for the six months ended July 31, 2022 and 2021. We also note from your risk factor disclosures beginning on page 12 that you expect revenue and user growth rates to slow or decline in future periods as the impact of the pandemic continues to taper. Please clarify whether these declining growth rates represent a material trend or uncertainty, and if so, revise your Overview discussion to address any material challenges and risks associated with any such known trend or uncertainty. See Item 303(b)(2)(ii) of Regulation S-K. Also, revise your discussion regarding the Impact of the COVID-19 Pandemic to quantify, where possible, how the tapering effects of COVID-19 has impacted your current operations. Similar revisions should be made to your Form 10-Q filings.

Key Factors Affecting Our Performance, page 45

3.   You state that the trailing 12-month net dollar expansion rate for customers with more than 10 employees was 129% as of January 2022 and greater than 130% as of January 31, 2021 and 2020. Similarly, in your recent Form 10-Q you refer to a trailing 12-month net dollar expansion rate for Enterprise customers of 120% as of July 31, 2022 and greater than 130% as of July 31, 2021. Please revise to include the actual net dollar expansion rates for the prior comparable periods rather than referring to a rate "greater than" a certain amount and explain the reason for any significant fluctuation in actual rates from period-to-period. In your response, please provide us with actual rates for each period provided, including the interim periods.

Non-GAAP Financial Measures
Free Cash Flow and Adjusted Free Cash Flow, page 47

4.   We note that your measure of adjusted free cash flow excludes litigation settlement payments. Tell us how you considered Item 10(e)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that require, or may require, cash settlement from a liquidity measure. Please explain or revise to remove such adjustment.

Form 10-Q for the Quarterly Period Ended July 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 27

5.   We note that beginning in fiscal 2023, you no longer present metrics for your customers with more than 10 employees and instead present the number of customers and net dollar expansion rate for your Enterprise customers, which represented only 50% and 54% of total revenue for Q4 2022 and Q2 2023, respectively. Please revise to disclose the percentage of revenue generated from your Enterprise customer for each period presented

to add context to these measures. Also, explain why you present metrics for only a portion of your business and not also for your non-enterprise customers or customers with less than 10 employees, which you appear to refer to as the online business in your earnings call. In this regard, you state on page 38 that during the pandemic your customer base shifted largely from businesses and enterprises to a mix of businesses, enterprises and consumers, and such shift could result in higher non-renewal rates than experienced in the past. Your disclosures also appear to imply that a further shift could occur as the impact from the pandemic tapers. While you indicate that you expect Enterprise customers will constitute an increasingly higher percentage of your revenue over time, it is unclear how your current focus on Enterprise customer metrics alone depicts the various shifts in your business and operations for the periods presented. Please explain. In your response provide us with the customer count, net dollar expansion rate and renewal rates separately for each of your enterprise, non-enterprise business and consumer customers for each period presented, including the interim periods. Also, tell us the percentage of monthly subscriptions and the related attrition rate included in the ARR calculations for each class of customer. Refer to SEC Release No. 33-10751.

Results of Operations
Comparison of the Three Months Ended July 31, 2022 and 2021
Revenue, page 31

6.   You state that the 7.6% increase in revenue was predominantly due to subscription services provided to new customers. Please tell us, and revise to disclose, the dollar or percentage increase in revenue derived from new versus existing customers and refrain from using qualitative terms such as "predominantly" in lieu of providing specific quantitative disclosure. Also, tell us the amount of revenue from new Enterprise versus new Online customers and your consideration to separately discuss the impact of each on your period-over-period change in revenue. In this regard, we note from your earnings call transcripts that Q2 2023 revenue from Enterprise customers grew 27% year-over-year while your Online business saw lower new subscriptions. Refer to Item 303(a)(2) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance

Office of Technology

cc: Jon Avina